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December 29, 2009

Chambre Malone, Esq.
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Hydrogenics Corporation - Corporation Hydrogénique Amendment No. 2 to Registration Statement on Form F-3 Filed December 22, 2009 File No. 333-162998

Dear Ms. Malone:

On behalf of our client, Hydrogenics Corporation (the “Company”), we respond to the Staff’s comment letter, dated December 22, 2009, relating to the Company’s Amendment No. 2 to Registration Statement on Form F-3.

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter in italics, and include under each comment the Company’s response.

Exhibit 5.1

1.                                       We note that counsel limits its opinion to the laws of the Province of Ontario and the federal laws of Canada.  The form of indenture filed as Exhibit 4.2, under which the debt securities will be issued, is governed by New York law.  Please have counsel revise the legality opinion to cover the laws of New York.  Alternatively, please provide an additional legality opinion of local counsel covering New York law.

Response

Exhibit 5.1 has been revised to cover the laws of New York and has been filed concurrently with amendment no. 3 to the registration statement.

2.                                       Please be advised that you must file an amended opinion each time a takedown occurs.  The amended legality opinion may not contain the assumptions you have provided in your opinions numbered one through seven.

Response

Your comment is acknowledged.

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If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (212) 880-6010, by fax at (212) 682-0200 or by e-mail at abeck@torys.com.

Very truly yours,

/s/ Andrew J. Beck

Andrew J. Beck

cc:	Dietrich King Pamela Long (U.S. Securities and Exchange Commission)

Lawrence Davis (Hydrogenics Corporation)

John Emanoilidis Danial Lam (Torys LLP)